

Mail Stop 4631

December 20, 2010

via U.S. mail and facsimile

William M. Cook, Chief Executive Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota 55431

> **RE:**   **Donaldson Company, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed September 24, 2010**
> **Schedule 14A Filed on October 1, 2010**
> **Additional Definitive Proxy Soliciting Materials**
> **Filed on October 1, 2010**
> **Additional Definitive Proxy Soliciting Materials**
> **Filed on November 5, 2010**
> **File No. 1-7891**

Dear Mr. Cook:

We have reviewed your response letter dated December 13, 2010, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2010

Item 15. Exhibits, Financial Statement Schedules, page 56

1. We note your response to comment six in our letter dated December 3, 2010. Please help us to better understand the basis for your conclusion that your credit facilities, especially your $250 million syndicated revolver, are not material agreements that must be filed with your annual report on Form 10-K. It would be helpful if you could

elaborate on the analysis underlying your historical conclusion that your credit facilities "are contracts entered into in the normal course of business." In doing so, please address materiality on both a qualitative and quantitative basis. You may find helpful the staff's guidance on assessing materiality in Staff Accounting Bulletin No. 99, which is available on our website. You may also wish to address the extent to which any of your competitors that are reporting companies have publicly filed their credit facilities, as well as the process you use to test the continued validity of your historical conclusions as to the non-materiality of your credit facilities.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746, or in his absence, Dieter King, Staff Attorney, at (202) 551-3338, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief